VF 36-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

✗✗A✗ 3/3/2003

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



03011122

SEC FILE NUMBER
8- 38156

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __July 1, 2002__ AND ENDING __December 31, 2002__

                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
   Intervest International Equities Corporation

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No. **PROCESSED**

__1980 Dominion Way, Suite 202__

                     (No. and Street)

MAR 1 1 2003

THOMSON FINANCIAL

__Colorado Springs__   __CO__   80918

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   David M. Smith, President   (719) 592-9299

                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Cornelius, Schou, Leone & Matteson, LLC, Certified Public Accountants

                    (Name – if individual, state last, first, middle name)

4496 Southside Boulevard	Jacksonville	FL	32216
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☑ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
FEB 2 5 2003
WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (05-01)   Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.

MAR 0 7 2003

-3-

OATH OR AFFIRMATION

I, __Robert E. Copus__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Intervest International Equities Corporation__ , as of __December 31__ , 20 __02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF COLORADO
COUNTY OF EL PASO

_____
Signature

Vice President - Operations

SIGNED BEFORE ME ON THIS 19TH DAY OF FEB , 2003.   Title

_____
Notary Public

COMMISSION EXPIRES: 9/19/04

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

-4-

Financial Statements, Supporting Schedules
and Other Reports

Intervest International Equities Corporation

Six Months Ended December 31, 2002
with Report of Independent Auditors

Contents

Cornelius Schou Leone & Matteson

A Limited Liability Company
Certified Public Accountants

Report of Independent Auditors

Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

We have audited the accompanying statement of financial condition of Intervest International Equities Corporation, a Florida Corporation, as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the six months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intervest International Equities Corporation as of December 31, 2002, and the results of their operations and their cash flows for the six months then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 14 through 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornelius, Schou, Leone & Matteson, LLC

January 30, 2003

4496 Southside Boulevard
Jacksonville, Florida 32216
(904) 642-1794 • Fax (904) 642-1040
www.ccscpa.com

FOCUS REPORT

OMB No. 3235-0123
(5-31-87)

FORM X-17A-5

12/88

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER	SEC FILE NO:
	8-38156 [14]
	FIRM ID. NO.
Intervest International Equities Corporation [13]	CRD #20289 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

FOR PERIOD BEGINNING (MM/DD/YY)

1980 Dominion Way, Suite 202 [20]

07/01/02 [24]

(No. and Street)

AND ENDING (MM/DD/YY)

Colorado Springs [21]   CO [22]   80918 [23]

12/31/02 [25]

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code)—Telephone No.

David M. Smith [30]

(719) 592-9299 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

OFFICIAL USE

[32] [33]
[34] [35]
[36] [37]
[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40]   NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ___19TH___ day of ___FEBRUARY___ 19 ___2003___

Manual signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

SEC MAIL PROCESSING
RECEIVED
FEB 2 5 2003
WASH. D.C.
155

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

-5-

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Cornelius, Schou, Leone & Matteson, LLC | 70 |

ADDRESS	Number and Street	City	State	Zip Code

4496 Southside Boulevard | 71 | Jacksonville | 72 | FL | 73 | 32216 | 74 |

Check One

(X)   Certified Public Accountant | 75 |

( )   Public Accountant | 76 |

( )   Accountant not resident in United States or | 77 |
any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

Intervest International Equities Corporation
Statement of Financial Condition
December 31, 2002

Assets

Cash	$	138,444
Accounts receivable		180,483
Accounts receivable - other		13,489
Deposit with clearing organization (cash)		25,000
Investments - at cost		33,100
Other assets		440
Total Assets	$	390,956

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	185,535
Stockholder's Equity:		
Common stock - 7,500 shares, $1.00 par value		
authorized, 200 shares issued and outstanding		200
Additional paid-in capital		13,842
Retained earnings		191,379
Total Stockholder's Equity		205,421
Total Liabilities and Stockholder's Equity	$	390,956

See accountants' report.

7

Intervest International Equities Corporation
Statement of Income
Six Months Ended December 31, 2002

Revenues:

Mutual funds and variable products	$ 3,060,580
Commissions	76,084
Direct participation programs	62,764
Interest	296
Other	$ 18,180

Total Revenues	3,217,904

Expenses:

Commissions	2,672,253
Overhead reimbursements to parent company	582,155
Other operating expense	28

Total Expenses	3,254,436

Net Income (Loss) Before Income Taxes	(36,532)

Provision For Income Taxes:

Current	-
Deferred	-

Net Loss	$ (36,532)

See accountants' report.

Intervest International Equities Corporation
Statement of Changes in Stockholder's Equity
Six Months Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at July 1, 2002	$ 200	$ 13,842	$ 227,911
Net Loss	-	-	(36,532)
Balance at December 31, 2002	$ 200	$ 13,842	$ 191,379

See accountants' report.

Intervest International Equities Corporation
Statement of Cash Flows
Six Months Ended December 31, 2002

Cash Flows From Operating Activities

Net loss	$	(36,532)
Adjustments to reconcile net income to net cash		
Provided by operating activities:		
Decrease in receivables		77,020
Decrease in other assets		891
Decrease in payables		(90,645)
Total Adjustments		(12,734)
Net Cash Applied To Operating Activities		(49,266)
Cash at July 1, 2002		187,710
Cash at December 31, 2002	$	138,444

See accountants' report.

Intervest International Equities Corporation
Notes to Financial Statements
Six Months Ended December 31, 2002

The company (originally named Kickapoo Securities Corp.) was organized under the laws of the State of Texas on June 11, 1987, to conduct business as a broker/dealer in securities registered with the Securities and Exchange Commission (SEC). On July 6, 1987, the company made application with the SEC for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act; such application was approved on July 31, 1987. The company was acquired by, and became a wholly-owned subsidiary of Intervest International, Inc. (III), during January, 1988. Operations actually commenced during February, 1988. Effective March 31, 1988, the company was merged into a newly-organized Florida corporation (also owned by III) named Intervest International Equities Corporation. Such merger was acknowledged by the State of Texas on July 6, 1988. The merger transaction was accounted for as a pooling of interests. On May 31, 1994, Programmed Equities Corporation (PEC), a California corporation, was merged into III. III has contributed the net assets and on-going business of PEC, a licensed broker/dealer, to the company.

1. Significant Accounting Policies

The company uses the cash method of reporting for federal income tax purposes, and the accrual method for financial and regulatory reporting purposes. Financial net income is reconciled with taxable income as follows:

Loss before income taxes for the six months ended December 31, 2002	$ (36,532)
Add operating expenses included in accounts payable at year end	185,534
Less income included in commissions receivable at year end	(180,483)
Less operating expenses included in accounts payable at beginning of year	(276,180)
Add income included in commissions receivable at beginning of year	270,384
Taxable income (loss)	$ (37,277)

6. Subsequent Events

The parent company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation effective January 1, 2003. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. The parent company has also made an election to treat its wholly-owned subsidiary (the Company) as a qualified subchapter S subsidiary, or "Q-sub". A Q-sub is not taxed as a separate corporation, and all its tax items are treated as belonging to the parent.

7. Pending Litigation

III and Intervest International Equities Corporation ("IIEC") are among the defendants in pending litigation captioned Lynn W. Campbell, plaintiff v. Van B. Bottomly, et al., defendants (Wake County, State of North Carolina, Court File No. 02-CVS-13241), filed in October 2002. Plaintiff contends Van B. Bottomly ("Bottomly"), a former registered representative of IIEC, defrauded Plaintiff by stealing money from Plaintiff's checking account and recommending unsuitable and/or nonexistent investments. Plaintiff further alleges that at all relevant times Bottomly was acting as an agent of both III and IIEC.

Plaintiff appears to contend that he suffered approximately $350,000 in damages, some of which occurred after Bottomly was no longer a registered representative of IIEC, and also seeks treble damages and recovery of his attorney's fees. III and IIEC intend to vigorously defend all claims.

Intervest International Equities Corporation
Notes to Financial Statements (continued)
Six Months Ended December 31, 2002

1. Significant Accounting Policies (continued)

Due to the parent company's net operating loss carryover, there is no current provision for income taxes. The deferred tax asset account has been adjusted to zero.

For purposes of the statement of cash flows, the company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenues are recognized when customers' funds are received by sponsors/underwriters. Operating expenses, including commissions, are recognized as incurred.

2. Commitments and Contingent Liabilities

The company has an agreement with III, its parent company, whereby the company reimburses III for its share of common overhead expenses, including the following: office space and equipment, administrative personnel, telephone, parking, postage, and other office supplies and expense.

3. Net Capital Requirements

The company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the company had net capital of $154,942 which was $142,573 in excess of its required capital of $12,369. The company's aggregate indebtedness to net capital ratio was 1.20 to 1.

4. Income Taxes

The company will file a consolidated U.S. federal income tax return with its parent company.

5. Investments (at cost)

The company has acquired long-term investments over the past three years, as follows:

1,500 warrants to purchase 4 shares each of the common stock of The Nasdaq Stock Market, Inc.	$	20,100
1,000 shares of the common stock of The Nasdaq Stock Market, Inc.		13,000
	$	33,100

These securities are unregistered, and subject to substantial restrictions as to their sale or other transfer.

Supplementary Information

Intervest International Equities Corporation

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
For the Period July 1, 2002 to December 31, 2002

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Intervest International Equities Corporation   as of December 31, 2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition... $	205,421	3480
2. Deduct ownership equity not allowable for Net Capital ....19 (	)	3490
3. Total ownership equity qualified for Net Capital	205,421	3500
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital..................		3520
B. Other (deductions) or allowable credits (List)...		3525
5. Total capital and allowable subordinated liabilities... $	205,421	3530
6. Deductions and/or charges:		

6. Deductions and/or charges:

A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $	50,479 *	3540		
B. Secured demand note deficiency......................................		3590		
C. Commodity futures contracts and spot commodities- proprietary capital charges..		3600		
D. Other deductions and/or charges....................................		3610	(50,479)	3620
7. Other additions and/or allowable credits (List)...				3630
8. Net capital before haircuts on securities positions ....20 $			154,942	3640

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):

A. Contractual securities commitments ....$		3660		
B. Subordinated securities borrowings................................		3670		
C. Trading and investment securities:				
1. Exempted securities..18		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)...		3736	( )	3740
10. Net Capital .... $			154,942	3750

OMIT PENNIES

* Non-allowable receivables	$ 13,489
Other assets	440
Investment in warrants and common stock in the Nasdaq Stock Market, Inc.	33,100
Commissions receivable from the sale of limited partnership interests to the extent not included in commissions payable	3,450
	$ 50,479

See accountants' report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Intervest International Equities Corporation   as of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	12,369	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	12,369	3760
14. Excess net capital (line 10 less 13)	$	142,573	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	136,388	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$	185,535	3790
17. Add:			
A. Drafts for immediate credit	$		3800
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810
C. Other unrecorded amounts (List)	$		3820		3830
19. Total aggregate indebtedness	$	185,535	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)	%	120	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	120	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

   1. Minimum dollar net capital requirement, or

   2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accountants' report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Intervest International Equities Corporation	as of December 31, 2002

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm ☜ PERSHING, LLC   [4335]   X   [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
☜ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
☜ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
☜ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
☜ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
☜ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
☜ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
☜ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
☜ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
☜ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
☜ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $☜ NONE [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities

See accountants' report.   -17-

Intervest International Equities Corporation
Supplementary Information
Six Months Ended December 31, 2002

Reconciliation of the computation of Net Capital under Rule 15c3-1:

Net capital per second quarter (quarter ended 12/31/02) FOCUS
    Report, as amended $ 154,942

Audit adjustments:
    None   -

Net capital per audit $ 154,942

Reconciliation of the computation for determination of the Reserve Requirements under Exhibit A of Rule 15c3-3:

Not applicable, since the company meets the requirements of the exemptive provisions contained in Rule 15c3-3C(k)(2)(ii), and did not at any time have possession or control of customer funds or securities during the six months ended December 31, 2002.

See accountants' report.



Cornelius Schou Leone & Matteson

A Limited Liability Company
Certified Public Accountants


Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5


Board of Directors
Intervest International Equities Corporation
Colorado Springs, Colorado

In planning and performing our audit of the financial statements of Intervest International Equities Corporation for the Six Months Ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4496 Southside Boulevard
Jacksonville, Florida 32216
(904) 642-1794 • Fax (904) 642-1040
www.ccscpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cornelius, Seron, Leonic & Mattison, LLC

January 30, 2003